Exhibit 3

Mark J. Wattles
Wattles Capital Management, LLC
7945 W. Sahara #205
Las Vegas, NV 89117
Phone (303) 801-4003

August 26, 2005

Tweeter Home Entertainment Group, Inc.

40 Pequot Way

Canton, MA 02021

Attn: Joseph McGuire

Dear Mr. McGuire:

As today is the deadline for stockholders of Tweeter Home Entertainment Group, Inc. to submit proposals for inclusion in Tweeter’s proxy materials for the 2006 annual meeting of stockholders, I am writing to ask that you consider for submission two proposals that I believe are in the best interest of Tweeter’s stockholders.  The first is a proposal to terminate Tweeter’s stockholder rights plan or “poison pill.”  The second is a proposal to eliminate the provision of Tweeter’s certificate of incorporation that provides for a staggered board of directors.  The continuation of these and other well known takeover defenses is contrary to emerging standards of corporate governance best practices.  A copy of each of my proposals, including my statement in support of each proposal, is attached to this letter.

I am aware that Wattles Capital Management does not satisfy the eligibility requirements of the rules and regulations of the Securities and Exchange Commission that would require Tweeter to include my stockholder proposal in the 2006 proxy statement, since Wattles Capital Management has not continuously held at least $2,000 in market value, or 1%, of the company’s voting stock for a full year.  I am also aware that, even if Wattles Capital Management was eligible under the SEC rules, each stockholder can only require a company to put one proposal to a vote at a particular stockholders’ meeting.  I nonetheless believe that the changes I am suggesting are in the best interests of the stockholders of Tweeter.  Accordingly, I ask that the Board of Directors of Tweeter include both of these proposals as stockholder proposals or that the Board take action on its own to effectuate these changes.

In your press release dated August 16, 2005, you referred to Tweeter as a competitor of mine because of Wattles Capital Management’s ownership in Ultimate Electronics, a chain of 32 stores. I respectfully request that you view this request as a serious concern from a stockholder rather than a “competitor” considering the fact that I am the holder of approximately 11% of the outstanding common stock of Tweeter and that only six of your 160 stores operate in the same metropolitan areas as Ultimate Electronics stores.  I hope that you will evaluate these proposals fairly and with an open mind.  If you do so, I am confident you will agree with me that these proposals are in the best interests of Tweeter and all its stockholders.  Even if you do not agree, I think the best way to determine what is in the best interests of Tweeter’s stockholders is to allow each stockholder to consider and vote on the issue.

Mark Wattles

Manager

Wattles Capital Management, LLC

As a stockholder of Tweeter Home Entertainment Group, Inc. (“the Company”), Wattles Capital Management, LLC (“Stockholder”) hereby requests the Board of Directors of the Company to submit the following proposals to the Company’s stockholders for a vote at the next meeting of stockholders:

PROPOSAL NUMBER ONE

RESOLVED, that the stockholders of the Company hereby request that the Board of Directors redeem or otherwise terminate the Tweeter Home Entertainment Group, Inc. Shareholders’ Rights Plan adopted in 1998 (the “Poison Pill”) and adopt a policy pursuant to which the future adoption of the Poison Pill or any similar plan will require the prior approval of a majority of the stockholders.

PROPOSAL NUMBER TWO

RESOLVED, that the stockholders of the Company hereby request that the Board of Directors take all steps necessary, including by proposing to the stockholders an appropriate amendment to the Company’s certificate of incorporation (the “Certificate”) that would (i) eliminate the provisions of Article VI.C of the Certificate calling for classification of directors with staggered terms (the “Staggered Terms Provision”) and (ii) provide that all members of the Board of Directors will be elected annually.

STATEMENT IN SUPPORT OF PROPOSALS ONE AND TWO

The Poison Pill and the Staggered Terms Provision are, in Stockholder’s view, clearly contrary to the interests of its stockholders.  As the Company’s Board of Directors is already aware, the continuation of these and other well known takeover defenses is contrary to emerging standards of corporate governance best practices.  In fact, the reason for this modern view is succinctly stated in the Company’s most recent Form 10-K, which discloses that its takeover defenses could allow the board to defeat a hostile takeover attempt “even if such a change in control would be in the interest of a significant number of [the Company’s] stockholders or if a change in control would provide stockholders with a substantial premium for their shares over then current market prices.”  Stockholder does not believe there is any justification for giving the Board of Directors that power.  At the very least, Stockholder believes that the stockholders should be given the opportunity to express their views on the subject.